SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13G/A
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)



                                 BURST.COM, INC.

                                (Name of Issuer)

                   Common Stock, $0.00001 par value per share

                         (Title of Class of Securities)

                                   12284P 10 6

                                 (CUSIP Number)


                                December 13, 2002

             (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)



                         (continued on following pages)
                                Page 1 of 8 Pages


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CUSIP No. 12284P 10 6            13G/A                        Page 2 of 8 Pages


1.  NAME OF REPORTING PERSON SBC COMMUNICATIONS INC. I.R.S. IDENTIFICATION NO.
    OF ABOVE PERSON                                                  43-1301883

2.  CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP                (a)       [ ]
                                                                  (b)       [ ]

3.  SEC USE ONLY



4. CITIZENSHIP OR PLACE OF ORGANIZATION                                Delaware



NUMBER OF          5.  SOLE VOTING POWER                                      0
SHARES
BENEFICIALLY       6.  SHARED VOTING POWER                            1,715,266
OWNED
BY EACH            7.  SOLE DISPOSITIVE POWER                                 0
REPORTING
PERSON
 WITH              8.  SHARED DISPOSITIVE POWER                       1,715,266


9. AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                                           1,715,266


10.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (9) EXCLUDES CERTAIN SHARES                                        [ ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9                        8.5%


12. TYPE OF REPORTING PERSON:                                                HC

CUSIP NO.  12284P 10 6        13G/A                        Page  3  of 8  Pages

 1.  NAME OF REPORTING PERSON AMERITECH CORPORATION I.R.S. IDENTIFICATION NO. OF
     ABOVE PERSON                                                    36-3251481

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]

 3. SEC USE ONLY


 4. CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


                  5. SOLE VOTING POWER                                        0
  NUMBER OF
    SHARES
BENEFICIALLY      6.   SHARED VOTING POWER                            1,715,266
  OWNED BY
    EACH
 REPORTING        7.   SOLE DISPOSITIVE POWER                                 0
   PERSON
    WITH
                  8. SHARED DISPOSITIVE POWER                         1,715,266


9. AGGREGATE AMOUNT BENEFICIALLY OWNED
     BY EACH REPORTING PERSON                                         1,715,266


10. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (9) EXCLUDES CERTAIN SHARES                                        [  ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      8.5%


12. TYPE OF REPORTING PERSON                                                 CO

CUSIP NO.  12284P 10 6           13G/A                        Page 4 of 8 Pages


 1.  NAME OF REPORTING PERSON                         SBC VENTURE HOLDINGS, LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a) [ ]
                                                                        (b) [ ]

 3. SEC USE ONLY



 4. CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware


                  5. SOLE VOTING POWER                                        0
  NUMBER OF
    SHARES
BENEFICIALLY      6. SHARED VOTING POWER                              1,715,266
  OWNED BY
    EACH
 REPORTING        7. SOLE DISPOSITIVE POWER                                   0
   PERSON
    WITH          8. SHARED DISPOSITIVE POWER                         1,715,266


9. AGGREGATE AMOUNT BENEFICIALLY OWNED
   BY EACH REPORTING PERSON                                           1,715,266


10. CHECK BOX IF THE AGGREGATE AMOUNT IN
    ROW (9) EXCLUDES CERTAIN SHARES                                       [   ]


11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                      8.5%


12. TYPE OF REPORTING PERSON                                                 CO

                                                              Page 7 of 8 Pages


                         AMENDMENT NO. 1 TO SCHEDULE 13G
                            RELATING TO COMMON STOCK
                               OF BURST.COM, INC.


         This statement on Schedule 13G filed on August 31, 2000 (the "Original 13D"), by SBC Communications Inc. ("SBC") is hereby amended to report the contribution of shares of Burst.com, Inc. (the "Company") from SBC Venture Capital Corporation to SBC Venture Holdings, LLC.

Item 1(a).        Name of Issuer:

                  Burst.com, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices:

              613 Fourth Street, Suite 201
              Santa Rosa, California  95404

Item 2(a).    Name of Person Filing:

         SBC Communications Inc. ("SBC"); Ameritech Corporation ("Ameritech"), a wholly-owned subsidiary of SBC; and SBC Venture Holdings, LLC ("SBC Venture"), an indirect, wholly-owned subsidiary of SBC that is managed by SBC Investment Portfolio, LLC. SBC Investment Portfolio, LLC is a wholly-owned subsidiary of SBC International, Inc. which is a wholly-owned subsidiary of SBC.

Item 2(b).    Address of Principal Business Office:

              SBC and SBC Venture, 175 E. Houston, San Antonio, Texas 78205-2233 Ameritech, 30 South Wacker Drive, Chicago, Illinois 60606

Item 2(c).    Citizenship:

              Delaware (for all entities listed in Item 2(a))

Item 2(d).    Title of Class of Securities:

              Common Stock, par value $0.00001 per share ("Share")

Item 2(e).    CUSIP Number:

              12284P 10 6

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

              Not applicable

Item 4.       Ownership:

(a) Amount beneficially owned: 1,715,266 Shares
(b) Percent of class: 8.5%
(c) Number of shares to which such person has:
    (i) Sole power to vote or to direct the vote:                             0
    (ii) Shared power to vote or to direct the vote:                  1,715,266
    (iii) Sole power to dispose or to direct the disposition of:              0
    (iv) Shared power to dispose or to direct the disposition of:     1,715,266

Item 5.     Ownership of Five Percent or Less of a Class:

            Not applicable

Item 6.     Ownership of More than Five Percent on Behalf of Another Person:

            Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

            Not applicable

Item 8.     Identification and Classification of Members of the Group:

            Not Applicable

Item 9.     Notice of Dissolution of Group:

            Not Applicable

Item 10.    Certifications:

         By signing below, the undersigned hereby certify that, to the best of their respective knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2003                SBC COMMUNICATIONS INC.



                                            By: Randall L. Stephenson
                                                Randall L. Stephenson
                                                Senior Executive Vice President
                                                and Chief Financial Officer


Dated:  February 7, 2003                     AMERITECH CORPORATION



                                             By: Randall L. Stephenson
                                                 Randall L. Stephenson
                                                 Executive Vice President
                                                 and Chief Financial Officer


Dated:  February 7, 2003               SBC VENTURE HOLDINGS, LLC
                                           By SBC Investment Portfolio, LLC
                                           Manager of SBC Venture Holdings, LLC


                                             By: Michael J. Viola
                                                 Michael J. Viola
                                                 President and Treasurer
                                                 SBC Investment Portfolio, LLC